UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Nielsen Holdings plc

(as successor to Nielsen N.V.)

(Name of Issuer)

Common Stock, par value €0.07 per share

(Title of Class of Securities)

N63218106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N63218106

1.	Name of reporting person Valcon Acquisition Holding (Luxembourg) S.à.r.l
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) See Item 4 and Item 8 ☐
11.	Percent of class represented by amount in Row (9) 0%
12.	Type of reporting person (see instructions) OO

STATEMENT ON SCHEDULE 13G

Item 1.	(a) Name of Issuer:

Nielsen Holdings plc (the “Issuer”) as successor to Nielsen N.V.

(b)	Address of Issuer’s Principal Executive Offices:

85 Broad Street

New York, New York 10004

Item 2.	(a) Name of Person Filing:

Valcon Acquisition Holding (Luxembourg) S.à.r.l.

(b)	Address of Principal Business Office, or, if None, Residence:

Valcon Acquisition Holding (Luxembourg) S.à.r.l.

59, rue de Rollingergrund,

L-2440 Luxembourg

(c)	Citizenship

See Item 4 of the cover page.

(d)	Title of Class of Securities:

Common stock, €0.07 par value per share (“Common Stock”).

(e)	CUSIP Number:

N63218106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 0

See Item 9 of the cover page.

(b)	Percent of class:

See Item 11 of the cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

VALCON ACQUISITION HOLDING (LUXEMBOURG) S.À.R.L.

By:	/s/ Harris Black
Name:	Harris Black
Title:	Attorney-in-Fact

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